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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12011712

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advisors Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18925 Base Camp Road
(No. and Street)

Monument	CO	80132
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Scott Colyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedule pertaining to the firm of Advisors Asset Management, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public

CARRIE MOSZER
Notary Public - Arizona
Maricopa County
Expires Feb. 27, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows
- (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADVISORS ASSET MANAGEMENT, INC.

Statement of Financial Condition

For the Year Ended
December 31, 2011

ADVISORS ASSET MANAGEMENT, INC.

Table of Contents

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

Independent Auditor's Report

Board of Directors
Advisors Asset Management, Inc.
Monument, CO

We have audited the accompanying statement of financial condition of Advisors Asset Management, Inc. as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Advisors Asset Management, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 16, 2012

ADVISORS ASSET MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents	$ 747,093
Clearing deposit	450,773
Receivables:	
UIT fees	9,676,363
Investment advisory and other	1,806,785
Due from clearing organization	1,101,034
Accrued interest	246,707
Securities owned, at fair value	33,563,338
Furniture, equipment, leasehold improvements and software, net	2,483,157
Prepaid expenses and other	1,637,247
Goodwill	621,359
Deferred tax asset	238,154
	$ 52,572,010

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 2,257,750
Accrued expenses	4,504,438
Due to clearing organization	11,423,883
Securities sold, not yet purchased, at fair value	3,759,810
	21,945,881
Stockholders' equity:	
Common stock, $0.01 par-value, authorized 100 shares, 1 share issued and outstanding	--
Additional paid-in capital	26,145,632
Retained earnings	4,619,247
Subscription receivable	(138,750)
Total stockholders' equity	30,626,129
Total Liabilities and Stockholders' Equity	$ 52,572,010

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and Nature of Business

Advisors Asset Management, Inc. ("AAM" or the "Company"), a Delaware Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). AAM is a wholly-owned subsidiary of its parent company, AAM Holdings, Inc. ("Holdings"). AAM has its principal office in Monument, Colorado and has offices in New York, Texas, California, Illinois, Kansas, North Carolina, Pennsylvania and New Jersey. AAM provides fixed income security trading and support services to other broker-dealers, registered investment advisors and other institutional account holders. In addition, AAM sponsors and distributes unit investment trusts, which are marketed under the name of Advisor's Disciplined Trusts ("ADTs"), and provides separate account management services.

Note 2 - Significant Accounting Policies

Accounting Estimates

The Company's financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes may vary from the actual results.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 new disclosures requirements include: (i) separate disclosure of significant transfers of financial instruments into and out of Level 3 and the reasons for such transfers; (ii) the amount of transfers of financial instruments between Level 1 and Level 2 and the reasons for such transfers; (iii) lower level of disaggregation for fair value disclosures (by class rather than major category) and: (iv) additional details on the valuation techniques and inputs used to determine Level 2 and Level 3 measurements. In addition, ASU 2010-06 requires separate disclosure of purchases, sales, issuances, and settlements in the Level 3 reconciliation.

The new disclosures were effective for the Company's December 31, 2010 reporting period, except for the disclosure of activity within Level 3 fair value measurements, which is effective for the Company's December 31, 2011 reporting period. The Company adopted ASU 2010-06 and its fair value information reflects the required disclosures.

Note 2 - Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In May 2011, the FASB issued amended guidance regarding fair value measurements and disclosures, which is a result of joint efforts by the FASB and the International Accounting Standards Board ("IASB") to develop a converged fair value framework. The amended guidance eliminates many of the wording differences that existed between U.S. GAAP and International Financial Report Standards ("IFRS") regarding the requirements for how to measure fair value and what information to disclose about fair value measurements. Although the amended guidance is largely consistent with existing fair value measurement principles under U.S. GAAP, some of the amendments could change how the fair value measurement guidance is applied. In addition, the existing disclosure requirements for fair value measurements have been expanded. The amended guidance is effective for the Company beginning January 1, 2012. The Company is currently evaluating the impact this amendment will have on the Financial Statement.

To simplify the process of testing goodwill for impairment for both public and nonpublic entities, on September 15, 2011 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU 2011-08, *Intangibles –goodwill and Other (Topic 350): Testing Goodwill for impairment.* This ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount ("qualitative assessment"). The Company adopted ASU 2011-08 and its goodwill information reflects the assessment.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions and the related commissions and profit and loss are recorded on a settlement date basis. There is no material effect on the financial statements between recording these revenues, or the related proprietary security positions, on settlement date basis when compared to the trade date basis.

Note 2 - Significant Accounting Policies, continued

UIT Revenues

The sale of equity of unit investment trusts ("UIT") sponsored by the Company results in the recognition of deferred sales charges, creation and development fees and organizational fees, which are recorded on the date the underlying securities are initially deposited into the trusts.

Property

Furniture, computer and office equipment, leasehold improvements and software are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful life of the related asset, generally four to seven years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Goodwill

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company adopted ASU 2011-08 *Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. This ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount ("qualitative assessment"). The Company considered the following qualitative factors in testing goodwill for impairment: Macroeconomic conditions, industry and market conditions, cost factors and the overall financial performance of the reporting unit. In the event that goodwill is determined to be impaired, its carrying value will be reduced to its fair value. No such impairment existed at December 31, 2011.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statement and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 2 - Significant Accounting Policies, continued

Income Taxes, continued

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Share-Based Compensation

Holdings has established a stock option plan, an employee stock purchase plan and subscription note receivable forgiveness agreements to attract, retain and reward employees of the Company.

Stock options and employee stock purchases are accounted for under the fair value recognition and measurement provisions of FASB ASC 718 *Compensation – Stock Compensation.*

Stock Option Plan

The fair value of the stock options is based upon the Black-Scholes option-pricing model. Implementation of the Black-Scholes option-pricing model requires Holdings to make certain assumptions, including expected volatility, risk-free interest rate, expected dividend yield and expected life of the options. Holdings utilizes assumptions that it believes to be most appropriate at the time of the valuation. Share-based compensation costs related to equity instruments are charged against income ratably over the fixed vesting period for the related equity instruments with corresponding increase in additional paid-in capital.

Employee Stock Purchase Plan

Employee stock purchase plan compensation expense is recognized in the amount by which the fair value of the common stock of Holdings issued under the plan, as determined in good faith by the Board of Directors who may consult with and/or rely on valuations prepared by independent third-party valuation firms, exceeds the price of the common stock to the employee.

Note 2 - Significant Accounting Policies, continued

Share-Based Compensation, continued

Subscription Forgiveness Agreements

Holdings has sold common shares to selected employees subject to subscription notes receivables as described in Note 13. Any principle amounts of receivables forgiven are reflected as compensation in the period of the forgiveness with a corresponding reduction in subscription notes receivable which is reflected as a contra-equity account.

Note 3 - Fair Value Measurements

The Company follows FASB ASC 820 *Fair Value Measurements*, which provides a framework for measuring fair value under U.S. GAAP. FASB ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasuries, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Note 3 - Fair Value Measurements, continued

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The following tables set forth by level within the fair value hierarchy the Company's financial instruments at fair value as of December 31, 2011.

	Securities Owned		
	Level 1	Level 2	Level 3
Equities:			
Common Stock	$ 335,621	$ --	$ --
Preferred Stock	20,636	--	--
REITS	34,213	--	--
Mutual Funds	113,562	--	--
Other	14,603	--	--
Corporate Bonds	--	4,366,513	--
US Government Bonds	18,988	--	--
Municipal Bonds	--	18,722,662	--
Unit Investment Trusts	--	3,160,581	--
Asset-Backed Securities	--	3,069,669	2,979,143
Other	--	727,147	--
	$ 537,623	$30,046,572	$ 2,979,143

	Securities Sold, Not Yet Purchased		
	Level 1	Level 2	Level 3
Equities, Exchange Traded Funds	$ 913,856	$ --	$ --
Corporate Bonds	--	1,760,491	--
US Government Bonds	11,359	--	--
Municipal Bonds	--	725,406	--
Unit Investment Trusts	--	348,698	--
	$ 925,215	$ 2,834,595	$ --

Note 3 - Fair Value Measurements, continued

Reconciliations of Level 3 investment activity for 2011 are as follows:

Beginning balance at January 1, 2011	$ 1,374,290
Sales	(1,370,947)
Purchases	2,979,143
Losses	(3,343)
Ending balance at December 31, 2011	$ 2,979,143

Note 4 - Clearing Broker-Dealers

The Company does not carry customer accounts, clears all proprietary and customer's securities transactions on a fully disclosed basis through clearing broker-dealers and is therefore, exempt under paragraph 15c3-3(k)(2)(ii) from the remaining provisions of SEC Rule 15c3-3. Any customer funds or securities received are immediately forwarded to the Company's clearing broker-dealers. Therefore, no supplementary Schedule for the Determination of the Reserve Requirement is deemed necessary.

The Company's agreements with its clearing broker-dealers contain indemnification clauses. These clauses relate to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealers to the extent of the net loss on the unsettled trade. At December 31, 2011, the Company had not been notified by the clearing broker-dealers, nor were they aware of any potential losses relating to this indemnification.

At December 31, 2011 approximately $451,000 of clearing deposit funds held by the clearing broker-dealers will not be returned to the Company until all obligations between the Company and the clearing broker-dealers have been satisfied.

"Due to Clearing Organization" represents a margin loan payable to the clearing broker-dealers which is secured by investments in securities maintained with the lending broker as collateral for the margin loan.

Note 5 - Property and Equipment

Property and equipment at December 31, 2011 consisted of the following:

Furniture	$ 1,424,603
Office equipment	443,659
Computer equipment	1,765,419
Software	1,579,824
Website video	116,450
Leasehold improvements	892,890
	6,222,845
Less accumulated depreciation	(3,739,688)
	$ 2,483,157

Note 6 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2011, the Company had net capital of $11,564,340 which was $11,113,504 in excess of its required net capital of $450,835 and its ratio of aggregate indebtedness to net capital was .58 to 1.

Note 7 - Related Party Transactions

During the year ended December 31, 2011, the Company sold approximately $50,521,000 of deferred sales charge receivables related to the Company's UIT business to a stockholder of the Company on a non-recourse basis. The agreements call for a factoring fee approximating 9 basis points per unit to be paid, and that the risks and returns associated with ownership of the receivables pass to such stockholder. For the year ended December 31, 2011, the Company paid approximately $4,091,000 in factoring fees to such stockholder relating to the sale of these receivables.

The Company leases its office space in Monument, Colorado from Base Camp Road, LLC, which is 50% owned by a stockholder of the Company. For the year ended December 31, 2011, the Company paid rents totaling approximately $166,000 to Base Camp Road, LLC.

Note 7 - Related Party Transactions, continued

The Company leases its office building in Texas from IH 10/FIS Building, LP, which is 100% owned by a stockholder of the Company. For the year ended December 31, 2011, the Company paid rents totaling approximately $402,000 to IH 10/FIS Building, LP. The Company pays all insurance, property taxes and other expenses related to the operation and maintenance of the office building.

During 2011, the Company sold approximately $499,000,000 of UIT product to a broker-dealer that is also a stockholder of the Company for distribution to such stockholder's customers, and the Company paid approximately $640,000 to such stockholder for remuneration in the form of volume concessions under the terms of the various prospectuses. The sales of the UIT products to such stockholder were consummated on substantially the same terms as were sales to the Company's other broker-dealer customers.

Note 8 - Income Taxes

Deferred taxes result from future tax benefits and expenses related to differences in the tax basis of assets and liabilities and the amounts reported in the financial statement. Significant components of the deferred tax assets and liabilities at December 31, 2011 are accumulated amortization and depreciation, prepaid expense and the compensation related to employee stock options.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations ranging from three to five years from the date of filing.

Note 9 - Commitments and Contingencies

The Company leases its premises and equipment under non-cancelable operating leases that expire on various dates through 2016. At December 31, 2011, the approximate minimum future rentals on non-cancelable operating leases are as follows:

Year Ending December 31,	
2012	$ 2,007,416
2013	1,914,279
2014	1,533,400
2015	1,193,835
2016	472,550
Total	$ 7,121,480

Note 9 - Commitments and Contingencies, continued

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's business. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial statements. The Company intends to defend itself vigorously against all of the claims asserted in these matters. No provisions for any losses have been made in these financial statements.

At December 31, 2011, and at various times throughout the year, the Company had cash and cash equivalents in excess of insured limits. The Company has not experienced any losses in its cash accounts and management believes it is not exposed to any significant risk on its cash and cash equivalents.

Note 10 - Financial Instruments and Related Risks

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic institutional and individual investors. The Company's proprietary activities and the transactions initiated on behalf of their customers are carried in accounts by and consummated through its clearing broker-dealers. In the normal course of business these activities include securities execution, settlement, custody of securities and funds and financing securities transactions, which may expose the Company to off-balance sheet risk in the event the clearing broker-dealers is unable to fulfill its contractual obligations.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011, at the market value of related securities and will incur a loss if the market value of those securities increases subsequent to December 31, 2011. This obligation is secured by securities owned.

Note 11 - Employee Retirement Plan

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. Company contributions may be made to the plan at the discretion of the Board of Directors, with the maximum limitation being the amount the Company can deduct for federal income tax purposes. The Company's contributions to the plan for the year ended December 31, 2011 were approximately $268,000.

Note 12 - Stock Option and Employee Stock Purchase Plan

Stock Option Plan

Holdings has reserved 5,502,696 shares of common stock for issuance upon exercise of options under the plan. A committee appointed by the Board of Directors administers the plan and determines the exercise price of the option and the value of Holdings' stock.

Options for Class B shares vest ratably over four full years of the employee's service and expire on the ten year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class B shares of Holdings:

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2002	460,721	$ 2.19	(427,212)	(5,107)	28,402
2003	705,720	$ 2.55	(601,200)	(18,120)	86,400
2004	331,750	$ 4.73	(255,000)	(29,000)	47,750
2005	383,150	$ 4.11	(252,200)	(37,350)	93,600
2006	403,100	$ 3.39	(177,125)	(47,250)	178,725
2007	540,546	$ 3.44	(108,495)	(67,750)	364,301
2008	1,159,489	$ 3.20	(375)	(95,675)	1,063,439
2009	604,560	$ 2.93	(200)	(56,770)	547,590
2010	626,300	$ 6.45	(62)	(74,029)	552,209
2011	70,000	$ 6.51	--	--	70,000
	5,285,336		(1,821,869)	(431,051)	3,032,416

Options for Class D shares vest ratably over five to seven full years of the employee's service and expire on the ten year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class D shares of Holdings:

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2007	962,971	$ 3.44	--	--	962,971
2008	--	--	--	--	--
2009	611,250	$ 3.17	--	(587,750)	23,500
2010	47,022	$ 6.38	--	--	47,022
	1,621,243		--	(587,750)	1,033,493

Note 12 - Stock Option and Employee Stock Purchase Plan, continued

At December 31, 2011 the estimated fair value of the options outstanding was $3,947,169. The fair value of each 2011 option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividend yield; expected volatility of 10%; weighted average risk free interest rate of 2.9%; expected lives of 10 years; and an estimated discount of 25% of calculated fair value due to non-marketability and restrictions on the sale of the shares.

A summary of options granted and outstanding during the year ended December 31, 2011 under the 2005 Plan is presented below:

	Class B		**Class D**	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2010	3,085,375	$ 3.90	1,621,243	$ 3.33
Granted	70,000	$ 6.51	--	--
Exercised	(3,171)	$ 2.32	--	--
Forfeited	(119,788)	$ 4.59	(587,750)	$ 2.93
Outstanding at December 31, 2011	3,032,416	$ 3.94	1,033,493	$ 3.56

The weighted-average fair value of options granted during 2011 was $1.10. As of December 31, 2011, there was $1,437,252 of unrecognized compensation costs related to the options granted under the 2005 Plan, and is expected to be recognized over a weighted-average period of approximately 2 years.

The intrinsic value of options exercised during 2011 was approximately $77,490.

Note 12 - Stock Option and Employee Stock Purchase Plan, continued

The following table summarizes information about the 2005 Plan stock options outstanding and exercisable at December 31, 2011.

	Options Outstanding				Options Exercisable		
	Weighted -Average Exercise Price	Number Outstanding	Weighted-Average Contractual Life	Aggregate Intrinsic Value	Weighted -Average Exercise Price	Number Exercisable	Weighted-Average Contractual Life
Class B Shares	$3.94	3,032,416	6.4 Years	$6,099,100	$3.54	1,916,014	5.8 Years
Class D Shares	$3.56	1,033,493	6.2 Years	$2,224,463	$3.48	569,074	6.5 Years

Employee Stock Purchase Plan

Holdings established the 2011 Employee Stock Purchase Plan ("ESPP") for the purpose of attracting and retaining employees. The ESPP allows current employees to invest in Holdings' Class D common shares in an amount up to $25,000 of stock at a price that represents a 15% discount to market value in each calendar year. In addition, employees may make additional investments in excess of the $25,000 at the current market value. The total amount of the shares purchased in any one year cannot exceed 20% of the employees' compensation for that year. During the year ended December 31, 2011 approximately 5,200 shares were purchased under the ESPP.

Note 13 - Subscription Notes Receivable

Holdings had originally sold 657,505 Class D common shares to selected employees subject to subscription notes receivable. The notes receivable are forgivable over a four year period, subject to the employee's continued service to the Company, and are reflected as a reduction in equity. The notes bear interest only if principal payments are not paid when due. During the year ended December 31, 2011 Holdings accepted the tender of 139,740 of those Class D common shares from the shareholders in satisfaction of outstanding balance of their subscription notes receivable.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2011

ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Advisors Asset Management, Inc.

In planning and performing our audit of the financial statement and supplemental information of Advisors Asset Management, Inc. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 16, 2012

Report on

The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Advisors Asset Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Advisors Asset Management, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Advisors Asset Management, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Advisors Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 16, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051509 FINRA DEC
ADVISORS ASSET MANAGEMENT INC 21*21
18925 BASE CAMP RD
MONUMENT CO 80132-3414

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 138,132

B. Less payment made with SIPC-6 filed (exclude interest) (73,866)
July 21, 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 64,266

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 64,266

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $64,266

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Advisors Asset Management, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 30 day of January, 20 12.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$102,322,100
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	344,839
Total additions	344,839
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	44,513,200
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,171,749
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $639,105	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	639,105
Total deductions	47,324,054
2d. SIPC Net Operating Revenues	$55,252,885
2e. General Assessment @ .0025	$138,132

(to page 1, line 2.A.)